Mail Stop 4561

January 2, 2008

Steven Abney
Chief Financial Officer
Income Opportunity Realty Investors, Inc.
1755 Wittington Place, Suite 340
Dallas, TX 75234

> **Re:** **Income Opportunity Realty Investors, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **File No. 001-14784**

Dear Mr. Abney:

We have reviewed your response letter dated December 26, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Consolidated Balance Sheets, page 28

1.   We note your response to our prior comment one. Please tell us how you have accounted for your ownership of MOPI before and after the sale of 9.14% on April 14, 2005. Based upon information you provided, it would appear that you currently consolidated the entity despite only having a 19.9% ownership. Please reference the authoritative literature you relied upon.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief